Exhibit 21.1

SUBSIDIARIES

MTRLC LLC, a wholly owned subsidiary of FiEE, Inc., is a limited liability company organized in Delaware.

MME Sub 1 LLC, a wholly owned subsidiary of FiEE, Inc., is a limited liability company organized in Florida.

Minim Asia Private Limited, a wholly owned subsidiary of FiEE, Inc., is a private company organized in Mumbai, India.

FiEE (HK) Limited, a wholly owned subsidiary of FiEE, Inc., is a limited liability company incorporated under the laws of Hong Kong.